# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D. C.   20549


Form 8-K


CURRENT REPORT


PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


Date of Report (Date of earliest event reported)                          August 29, 2003


PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)


| Delaware | 001-31403 | 52-2297449 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |


701 Ninth Street, N. W., Washington, D. C                          20068
(Address of principal executive offices                          (Zip Code)


Registrant's telephone number, including area code                          (202) 872-3526


(Former Name or Former Address, if Changed Since Last Report)

Item 5.        Other Events.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7.        Financial Statements and Exhibits.
(c) Exhibits

| Exhibit No. | Description of Exhibit | Reference |
|---|---|---|
| 99 | Press Release of Pepco Holdings, Inc. dated as of August 29, 2003. | Filed herewith. |

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

By:  _____
Dennis R. Wraase
President and Chief Executive Officer

August 29, 2003
   DATE